UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021.

Commission File Number 001-40098

SCORE MEDIA AND GAMING INC.

(Exact name of Registrant as specified in its
charter)

N/A

(Translation of Registrant’s name)

500 King Street West

Fourth Floor

Toronto, Ontario, Canada M5V 1L9

(416) 479-8812

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Arrangement agreement dated August 4, 2021
99.2	Material Change report dated August 4, 2021
99.3	Voting Support Agreement Benjie Levy Family Holdings Inc. dated August 4, 2021
99.4	Voting Support Agreement John Levy Family Holdings Ltd. dated August 4, 2021
99.5	Voting Support Agreement Relay Ventures dated August 4, 2021
99.6	Voting Support Agreement Director and Officers dated August 4, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Score Media and Gaming Inc.

Date August 11, 2021	By
/s/ Benjamin Levy
Name: Benjamin Levy
Title: President and Chief Operating Officer